                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 3)*


                          Maverick Tube Corporation
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                               (Name of Issuer)


                           Common Stock, $.01 value
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                        (Title of Class of Securities)


                                   57791410
                           ----------------------------
                                (CUSIP Number)




                            Joseph D. Leher, Esq.
    2000 Equitable Bldg., 10 S. Broadway, St. Louis, MO  63102 (314) 241-9090
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                   4/10/97
                       --------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information requried on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


CUSIP NO.   57791410                             PAGE  2    OF  6     PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John D. Weil,
         SS# ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/
         Not applicable
--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         PF

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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            480,000, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        480,000, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        480,000, subject to the disclaimer contained in Item 5.
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.45%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN *



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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                       2 OF 6

CUSIPT NO. 57791410                                             Page 3 of 6


                       AMENDMENT NO. 3 TO SCHEDULE 13D

       The Reporting Person reported the acquisition of shares of Common Stock, $.01 par value ("Stock") of Maverick Tube Corporation, a Delaware corporation (the "Issuer"), 400 Chesterfield Center, 2nd Floor, Chesterfield, Missouri 63017 in an initial filing of this Schedule 13D on February 23, 1994, as amended by Amendment No. 1 filed March 22, 1995 and Amendment No. 2 filed January 13, 1997. In this regard, Item 4, Item 5 and Item 6 are hereby amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

       The owners listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

   (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

   (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

   (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

   (d) any material change in the present capitalization or dividend policy of the Issuer;

   (e) any other material change in the Issuer's business or corporate structure;

   (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

   (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

   (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

   (i)   any action similar to those enumerated above.

CUSIP NO.  57791410                                     Page 4 of 6


ITEM 5.  Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 480,000 shares of Stock in the manner hereinafter described:




                                                                                                                Percentage of
                                                                Relationship to            Number                Outstanding
Shares Held in Name of                                          Reporting Person          of Shares               Securities
----------------------                                          ----------------          ----------            ---------------
Woodbourne Development, L.P.                                    Partnership                   480,000                6.45%
                                                                Controlled By
                                                                Reporting Person


    The foregoing percentages assume that the Issuer has 7,477,071 shares of Stock outstanding.

    All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Stock held in the name of the Reporting Person, or in the name of the partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

    AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

    (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO.  57791410                                             Page 5 of 6

    (c)

                                                                                Net
                                                                Number          Price
                                                                of Shares       Per             Transaction
Purchase in the Name of                         Date            Sold            Share           Made Through
-----------------------                         ----            ----------      -----           --------------
Woodbourne Partners, L.P.                      4/2/97           21,000          18.750          Jefferies & Co.

Woodbourne Partners, L.P.                      4/7/97           10,000          18.875          Jefferies & Co.

Woodbourne Partners, L.P.                      4/10/97          50,000          20.680          Jefferies & Co.

Woodbourne Partners, L.P.                      4/11/97          10,000          20.875          Jefferies & Co.

Woodbourne Partners, L.P.                      4/16/97          36,000          21.250          Schroder Wertheim
                                                                                                    & Co.

Gideon J. Weil                                 4/16/97          2,000           21.250          Schroder Wertheim
                                                                                                    & Co.

Daniel D. Weil                                 4/16/97          2,000           21.250          Schroder Wertheim
                                                                                                    & Co.

    (d)    Not applicable.

    (e)    Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5.


ITEM 7.  Material to be Filed as Exhibits.

    None.



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CUSIP NO.  57791410                                             Page 6 of 6




                                   SIGNATURE

    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ John D. Weil
                                              --------------------------
                                                  John D. Weil

                                                  May 1, 1997